                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                         NOVITRON INTERNATIONAL, INC.
                         ----------------------------
                               (Name of Issuer)


                    COMMON STOCK, $.01 par value per share
                    --------------------------------------
                         (Title of Class of Securities)


                                   670088103
                                   ---------
                                (CUSIP Number)

                              Third Security, LLC
                              The Governor Tyler
                              1902 Downey Street
                            Radford, Virginia 24141
                       Attention: Marcus E. Smith, Esq.
                          Telephone No.: 540-731-3344
                          ---------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   Copy to:
                           John Owen Gwathmey, Esq.
                              Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                           Richmond, Virginia 23219

                                 June 8, 2000
                                 ------------
            (Date of Event Which Requires Filing of This Statement)


            If the filing person has previously filed a statement
            on Schedule 13G to report the acquisition which is the
               subject of this Schedule 13D, and is filing this
                schedule because of Rules 13d-1(e), (f) or (g),
                         check the following box [_].

                               Page 1 of 8 Pages
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--------------------------                            ------------------------
CUSIP NO. 670088103                   13D              Page 2 of 8 Pages
--------------------------                            ------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Randal J. Kirk
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                      (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

       PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

                   -----------------------------------------------------------
      SHARES         8    SHARED VOTING POWER

   BENEFICIALLY              401,133
                   -----------------------------------------------------------
     OWNED BY        9    SOLE DISPOSITIVE POWER

 EACH REPORTING
                   -----------------------------------------------------------
  PERSON WITH        10   SHARED DISPOSITIVE POWER

                             401,133
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       401,133
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.8%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

       IN
------------------------------------------------------------------------------

--------------------------                            --------------------------
CUSIP NO. 670088103                  13D               Page 3 of 8 Pages
--------------------------                            --------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Clinical Chemistry Holdings, Inc.   I.R.S. Identification No.: 52-2202556
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                  [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

                   -------------------------------------------------------------
      SHARES         8    SHARED VOTING POWER

   BENEFICIALLY              398,133
                   -------------------------------------------------------------
     OWNED BY        9    SOLE DISPOSITIVE POWER

 EACH REPORTING
                   -------------------------------------------------------------
  PERSON WITH        10   SHARED DISPOSITIVE POWER

                             398,133
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       398,133
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

     This Amendment No. 2 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999, as amended by Amendment No. 1 dated March 10, 2000 and filed on March 15, 2000 (the "Original Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Novitron International, Inc., a Delaware corporation (the "Issuer"). Mr. Randal J. Kirk ("Mr. Kirk") and Clinical Chemistry Holdings, Inc., a Delaware corporation that is controlled by Mr. Kirk ("CCH" and, together with Mr. Kirk, the "Reporting Persons"), are filing this Amendment to update the information in the Original Schedule 13D with respect to the beneficial ownership of the Common Stock by the Reporting Persons.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

   Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "On February 14, 2000, Mr. Kirk used approximately $1,530 of personal funds to purchase 500 shares of Common Stock, and on February 15, 2000, Mr. Kirk sold 500 shares of Common Stock for approximately $1,470. During the period commencing March 16, 2000 and ending May 2, 2000, CCH used approximately $13,460 of working capital to purchase 4,800 shares of Common Stock. During the period commencing May 5, 2000 and ending May 16, 2000, Kirkfield, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk ("Kirkfield"), used approximately $9,105 of working capital to purchase 3,000 shares of Common Stock."


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

   Item 5(a) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     "The aggregate number and percentage of shares of Common Stock to which this statement relates is 401,133 shares, representing 27.8% of the 1,441,925 shares outstanding as reported by the Issuer on February 8, 2000 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999 (the most recent available filing by the Issuer with the Securities and Exchange Commission). CCH directly beneficially owns 398,133 of the shares to which this statement relates, and Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by CCH. Kirkfield directly beneficially owns 3,000 of the shares to which this statement relates, and Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Kirkfield."

   Item 5(b) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     "Each of the Reporting Persons has, together with the other Reporting Person, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of 398,133 shares of Common Stock reported by it or him in Item 5(a) hereof. Mr. Kirk has, together with Kirkfield, the shared power to vote or direct the vote and the shared power to

                               Page 4 of 8 Pages
dispose or to direct the disposition of 3,000 shares of Common Stock reported by him in Item 5(a) hereof."

   Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

     "The following table lists all transactions in shares of Common Stock by the Reporting Persons that were effected on February 14, 2000, February 15, 2000 and during the period from March 10, 2000, the date on which Amendment No. 1 to this statement was originally filed with the Securities and Exchange Commission, through June 8, 2000. All such transactions were effected on The Nasdaq SmallCap Market.

                                        Shares Purchased     Average Price
Reporting Person             Date            (Sold)            Per Share*
----------------------------------------------------------------------------

Mr. Kirk                    2/14/00              500              $3.00
Mr. Kirk                    2/15/00             (500)**           $3.00
CCH                         3/16/00              100              $3.00
CCH                          4/5/00            2,000              $2.50
CCH                         4/13/00              600              $2.88
CCH                         4/14/00            1,200              $3.00
CCH                          5/2/00              900              $3.00
Mr. Kirk (Kirkfield)         5/5/00            1,200              $3.00
Mr. Kirk (Kirkfield)        5/11/00              500              $3.00
Mr. Kirk (Kirkfield)        5/16/00            1,300              $3.00

*    Price excludes commission.

** Reporting Persons have disgorged profits of $1,669.11 to the Issuer related to this sale and the sale by CCH of 10,000 shares of Common Stock on March 13, 2000 in accordance with the requirements of Section 16(b) of the Securities Exchange Act of 1934, as amended."

Item 7  Material to be Filed as Exhibits.
        ---------------------------------

     The following document is being filed as an exhibit to this Amendment and is incorporated herein by reference:

     Exhibit 7.  Joint Filing Agreement.

                               Page 5 of 8 Pages
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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: June 9, 2000                     /s/ Randal J. Kirk
                                       ------------------------------------
                                       Randal J. Kirk



Date: June 9, 2000                     CLINICAL CHEMISTRY HOLDINGS, INC.


                                       By: /s/ Audrey Ho Ping Ting
                                           --------------------------------
                                           Audrey Ho Ping Ting
                                           President and Chief Executive Officer

                               Page 6 of 8 Pages
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                                 EXHIBIT INDEX
                                 -------------

Exhibit Number           Exhibit
--------------           -------

Exhibit 7.               Joint Filing Agreement.

                               Page 7 of 8 Pages